August 2, 2022

BY EDGAR

Isabel Rivera

Pam Howell

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aries I Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed July 20, 2022 File No. 001-40421

Ladies and Gentlemen:

Aries I Acquisition Corporation (the “Company”) has today publicly filed an amendment to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated August 1, 2022. For ease of reference, the text of the Staff comment is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Proxy Statement.

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 18 of the Proxy Statement to clarify that the Company’s initial business combination may be subject to review by CFIUS, which could prevent the Company from completing the initial business combination and require the Company to liquidate, causing consequences to investors.

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August 2, 2022 Page 2

If you have any questions, please feel free to contact me at (212) 294-2639. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Thane Ritchie, Chairman, Aries I Acquisition Corporation